U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal year ended December 31, 2019

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a specialized lending and holding company with operating subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services. Legion Capital operates as a single segment business in multiple industries.

Our operating subsidiaries are:

●	Legion Lending Group, LLC. Legion Lending Group, through several single purpose entities, is a small business finance company that provides direct financing for small business and real estate developers and entrepreneurs.

●	Legion Development Group, LLC. Legion Development Group, LLC, through several single purpose entities, is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

During the next 12 months we plan to use our current cash, as well as additional capital procured through our capital sources to grow our current lending, real estate services and development businesses both organically and through acquisition, to expand our business services such as title, marketing and management services and for working capital.

We have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an “emerging growth company”, as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Set forth the information required by Item 9(a), (b) and (d) of Form 1-A for the most recent two completed fiscal years.

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and the notes thereto of the Company included in this Filing. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Results of Operations

During the 2018 and 2019 fiscal years, the Company had reduced revenues from $3,792,134 in fiscal year 2018, to $2,130,926 in fiscal year 2019 and reduced its operating loss (not including preferred dividends paid) from $3,296,482 in fiscal year 2018 to $1,692,913 in 2019. The reduction in revenues and operating loss was due to the Company streamlining its operations to focus on its lending and related services business.

We experienced revenue from the sale of certain equity holdings we owned in certain projects of $1,796,076 in 2018 and $0 in 2019 respectively.

The foregoing equity sales were isolated in the sense that the Company no longer typically seeks to acquire an equity stake in the company it funds as a commercial lender, rather we make revenue based on interest, origination and due diligence fees, service fees and participation fees related to commercial loan transactions, therefore, we expect a trend of discontinued revenue associated with the sale of equity.

Liquidity and Capital Resources

As of December 31, 2019, we had a cash balance of $750,812. During the 12 months ended December 31, 2019, we used approximately $5,333,146 in cash for operating activities, we utilized approximately $360,553 of cash in investing activities, and were provided with approximately $6,152,508 through financing activities.

Our primary uses of cash were for expanding our lending business by making new and increased loans, marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	Continued expansion of our lending business by loaning out our capital on short and long term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing.  We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the name, age, and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
James S. Byrd, Jr.	61	Chairman, Chief Executive Officer
Paul Carrazzone	62	President, Director
Douglas S. Hackett	56	Chief Marketing Officer, Director

James S. Byrd, Jr (Chairman & CEO) Jim is a veteran corporate and securities attorney and venture capital executive. Built, advised and managed numerous companies, from start up to publicly trading company in his distinguished 30-year career. Extensive experience in going public and venture capital transactions and has tried cases in both State and Federal Courts, as well as in front of FINRA, the Florida Supreme Court and the U.S. Court of Appeals. Chairman, CEO and Director of numerous private and public companies, including Vice Chairman of Success Magazine, N.Y. (1998-2000). During the past 5 years, Jim has held the following positions.

Legion Capital Corp. – Chairman and CEO – 2015-Present

James S. Byrd, PA, – law firm 2014 – Present – Owner

Engage Mobility, Inc., – mobile technology company – 2012 – 2015 – Chairman and CEO

Jim has been a director of the above listed companies during the past 5 years.

Paul Carrazzone (President and Director) Paul Carrazzone has over 30 years’ experience in real estate transactions. His expertise ranges from lending to leasing, and from property management to ownership/development. Mr. Carrazzone began his career in commercial banking in which he had direct responsibility on loan transactions ranging from a few million dollars to over a billion dollars. In addition to developing and managing a specialized loan portfolio, Mr. Carrazzone also was a member of the bank’s real estate loan committee. Subsequent to his years in banking, Mr. Carrazzone has been an active investor and developer in various residential and commercial real estate projects. In the past few years prior to joining Legion, Mr. Carrazzone has focused much of his consulting, underwriting, and investment expertise on real estate projects in Florida.

In the last five years, Paul has been engaged in the following businesses:

2017 – 2019 Legion Capital Corporation, first as a consultant and was appointed President as of 2019.

2014 – 2019 Managing personal and family investments in the areas of real estate, land use, lending and related businesses.

Douglas (Shane) Hackett (Director & CMO) Shane is a 25-year media, marketing and public company executive. Shane is widely renowned as a direct marketing expert having founded, built and managed multiple broadcast, technology, marketing and training companies. The current Chairman of the Board at Market Leverage, a previous Inc. 100 Advertising Firm and Fortune 5000 fastest growing company, Shane has also owned multiple radio stations and was the producer and creator of “Baseball Sunday with Joe Garagiola,” “Football Sunday” and “NBA Basketball Sunday. Shane has held the following positions in the last 5 years.

Legion Capital Corp. – CMO – 2015 – Present

Engage Mobility – President – 2012 – 2015

Market Leverage, LLC – marketing company – Chairman - 2012 – Present

Heartland Soccer Association – Soccer Association – Director – 2012 – Present

Shane has been a director of the above listed companies during the past 5 years.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Involvement in Certain Legal Proceedings

Our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation

Name and Principal Position	Year Ended	Salary ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James S. Byrd, Jr/CEO/Chairman	2019	$127,000	0	0	127,000
Douglas S. Hackett/CMO/Director	2019	$120,000	0	0	120,000
Paul Carrazzone/President	2019	$147,000	0	0	147,000

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings, no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of our directors, executive officers, promoters or control persons during the past ten years.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors.

Director Compensation

For the year ended December 31, 2019, our Directors were Jim Byrd, Shane Hackett and Paul Carrazzone. No compensation was paid to any Director for acting as a Director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2019, we have 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10 year term (subject to a 5 year lock up)

500,000 at $1.25 per share, not vested, 10 year term (subject to a 5 year lock up)

500,000 at $1.75 per share, not vested, 10 year term (subject to a 5 year lock up)

Item 4. Security Ownership of Management and Certain Securityholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of May 15, 2019 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Legion Capital Partners (James Byrd, Shane Hackett and Paul Carrazzone principal owners)	10,000,000
Total of Officers and Directors as a Group	10,000,000

Legion Capital Partners (“LCP”) is owned by three officers of the Company:

James Byrd, Chairman and CEO

301 E. Pine St., Ste. 850, Orlando, Fl. 32801

Mr. Byrd owns 40% of LCP and therefore indirectly owns and controls 4 million shares

Douglas Hackett, Director and CMO

301 E. Pine St., Ste. 850, Orlando, Fl. 32801

Mr. Hackett owns 30% of LCP and therefore indirectly owns and controls 4 million shares

Paul Carrazzone, Director

301 E. Pine St., Ste. 850, Orlando, Fl. 32801

Mr. Carrazzone owns 30% of LCP and therefore indirectly owns and controls 2 million shares

Item 5. Interest of Management and Others in Certain Transactions

The Company leases its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $5,319 plus sales tax and parking costs.

In 2018 and through June 30, 2019, the Company leased commercial property for the Dorman Willis automobile dealership at the rate of $2,500 per month, on a month to month basis. As of December 31, 2019, the Company no longer owned any interest in that business.

Rent expense for the above leases was $104,809  and $110,713 for the years ended December 31, 2019 and 2018, respectively.

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Filing forms a part.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to this filing.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0 and 0 shares of preferred stock for zero par value. As of May 11, 2020, there are 16,358,308 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock: Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the common shares can determine solely, the election of our directors, or any other matters. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available, therefore, cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to pro-rata share in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock: We have no preferred stock authorized or issued. However, our wholly owned subsidiary, Legion Select Holdings, LLC, has $6,573,783 of preferred membership units outstanding. These preferred membership units are entitled to a 12% cumulative dividend plus a distribution of 25% of Legion Select Holdings, LLC’s net income. We also have $20,000 of Redeemable Preferred Stock authorized in our wholly owned subsidiary Legion Finance, LLC, but none has been issued as of May 11, 2020.

Options and Warrants

As of December 31, 2019, we have 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10 year term (subject to a 5 year lock up)

500,000 at $1.25 per share, not vested, 10 year term (subject to a 5 year lock up)

500,000 at $1.75 per share, not vested, 10 year term (subject to a 5 year lock up)

The options to Mr. Hilton and his company were granted in consideration of the cancellation of 2 million shares originally allocated to Mr. Hilton’s company BGA Holdings, LLC and for certain employment agreements and services to be provided. The issuance of said 2 million shares was canceled by agreement of the parties.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

The transfer agent for our common stock is ClearTrust, LLC

Rule 144

Shares of our common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal about 165,715 shares immediately after our offering, assuming minimum offering size; or

●	the average weekly trading volume of the unrestricted common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

VALIDITY OF COMMON STOCK

EXPERTS

None

REPORTS

As a Tier 2, Regulation A filer, we will be required to file ongoing reports, including an annual report on form 1-K, and a semi-annual report on form 1-SA

Item 6. Other Information

N/A.

Item 7. Financial Statements

(a)

LEGION CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

ROSENFIELD AND CO, PLLC (888) 556-1154 I INFO@ROSENFIELDANDCO.COM ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Legion Capital Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Legion Capital Corporation and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenfield and Company, PLLC

We have served as the Company’s auditor since 2019.

New York, NY

May 11, 2020

FLORIDA NEW JERSEY NEW YORK

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Legion Capital Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,	December 31,
	2019	2018

Assets

Current assets:
Cash	$750,812	$292,003
Other Receivables	625,432	235,212
Business loans receivable, net	13,070,463	9,366,197
Prepaid expenses and other current assets	18,957	14,197
Current assets of discontinued operations	-	937,799

Total current assets:	14,465,664	10,845,408

Property and equipment, net	11,929	15,580
Other intangible assets	-	2,382
Deferred offering costs	85,000	-
Investments	1,549,999	-
Assets held for sale	370,113	-
Business loans receivable, net	4,285,810	5,317,278
Other assets of discontinued operations	-	105,100
Total assets	$20,768,515	$16,285,748

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$588,842	$409,688
Notes payable	7,173,704	5,310,400
Current liabilities of discontinued operations	-	681,801

Total current liabilities	7,762,546	6,401,889

Notes payable, less current portion	9,482,690	3,664,804

Total liabilities	17,245,236	10,066,693

Shareholders’ equity

Common stock, no par value, 100,000,000 shares authorized and 16,413,548 and 16,451,268 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	7,575,702	7,652,294

Deferred stock compensation	(314,188)	(314,188)
Additional paid in capital	983,188	983,188
Deficit	(11,295,206)	(8,811,022)

Legion Capital Corporation equity	(3,050,504)	(489,728)

Non-controlling interest - preferred stock of subsidiary	6,573,783	6,708,783

Total shareholders’ equity	3,523,279	6,219,055

Total liabilities and shareholder’s equity	$20,768,515	$16,285,748

See accompanying notes to consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Operations

	For the year ended December 31,
	2019	2018
Revenue:
Management fees	$-	$19,626
Due diligence fees	50,000	180,000
Gain on sale of equity interest	-	1,796,076
Interest income	1,012,498	1,166,164
Marketing fees	15,348	95,786
Origination fees	314,180	255,487
Other	738,900	278,995

	2,130,926	3,792,134

Expenses:
Selling expenses	(126,978)	(426,297)
Bad debt expense	(93,860)	(2,551,821)
General and administrative expenses	(2,962,819)	(3,378,504)
	(3,183,657)	(6,356,622)

Operating loss	(1,052,731)	(2,564,488)

Other expense:
Interest expense	(1,246,098)	(442,496)
Loss on sale of assets	-	(55,360)

Total other expense	(1,246,098)	(497,856)

Net loss from continuing operations	(2,298,829)	(3,062,344)

Discontinued operations:
Operating loss	(166,622)	(234,138)
Gain on sale	772,538	-

Income (loss) from discontinued operations	605,916	(234,138)

Net loss	(1,692,913)	(3,296,482)
Less:

Dividends on preferred membership units of subsidiary	(791,271)	(805,054)

Net loss - common shareholders	$(2,484,184)	$(4,101,536)

Net loss per common share – continuing operations, basic and diluted	$(0.20)	$(0.25)
Net income (loss) per common share – discontinued operations, basic and diluted	$0.04	$(0.01)
Net loss per common share – total, basic and diluted	$(0.16)	$(0.26)

Weighted average shares outstanding - basic and diluted	15,678,538	15,698,196

See accompanying notes to consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	No par value Common Stock		Deferred Stock	Additional Paid-		Non-controlling interest- preferred stock issued by
	Shares	Amount	Compensation	In Capital	Deficit	subsidiary	Total
December 31, 2017 (Restated)	14,063,721	$4,526,843	$(314,188)	$1,083,188	$(4,709,486)	$6,708,783	$7,295,140

Shares issued for cash	2,387,547	3,125,451	-	-	-	-	3,125,451

Repurchase of stock options	-	-	-	(100,000)	-	-	(100,000)

Preferred membership units of subsidiary dividends and distributions	-	-	-	-	-	(805,054)	(805,054)

Net loss	-	-	-	-	(4,101,536)	805,054	(3,296,482)

December 31, 2018	16,451,268	7,652,294	(314,188)	983,188	(8,811,022)	6,708,783	6,219,055

Shares redeemed for cash (and retired)	(37,720)	(76,592)	-	-	-	-	(76,592)

Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(135,000)	(135,000)

Preferred membership units of subsidiary dividends	-	-	-	-	-	(791,272)	(791,272)

Net loss	-	-	-	-	(2,484,184)	791,272	(1,692,913)

December 31, 2019	16,413,548	$7,575,702	$(314,188)	$983,188	$(11,295,206)	$6,573,783	$3,523,279

See accompanying notes to consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Statements of Consolidated Cash Flow

	Year ended	Year ended
	December 31,	December 31,
	2019	2018
Operating activities
Net loss	$(1,692,913)	$(3,296,482)
Adjustments to reconcile net loss to net cash provided (used) in operating activities
Depreciation and amortization	6,033	10,047
Bad debt expense	93,860	2,551,821
Gain on sale of equity interest	-	(1,695,182)
Loss on sale of assets	-	55,360
Gain on sale of discontinued operations	(772,538)	-
(Increase) decrease in:
Other receivables	(390,220)	(680,906)
Issuance of business loans receivable	(7,382,446)	(8,426,282)
Repayments of business loans receivable	4,053,468	545,308
Prepaid expenses and other current assets	(4,760)	(14,197)
Increase (decrease) in:
Accounts payable and accrued expenses	179,154	314,040
Discontinued operations	577,216	(203,660)
Net cash used in operating activities	(5,333,146)	(10,432,813)
Investing activities
Purchases of property and equipment	-	(6,599)
Assets held for sale	(370,113)	332,363
Discontinued operations	9,560	54,681
Net cash (used) provided by investing activities	(360,553)	380,445
Financing activities
Proceeds from notes payable	8,995,420	6,348,204
Payments on notes payable	(1,314,230)	(235,000)
Deferred offering costs	(85,000)	-
Repurchase of common stock	(76,592)	-
Proceeds from issuance of common stock	-	3,125,451
Repurchase of stock options	-	(68,500)
Repurchase of preferred stock of subsidiary	(135,000)	-
Dividends paid on preferred membership units – subsidiary	(791,271)	(805,054)
Discontinued operations	(440,819)	(252,592)
Net cash provided by financing activities	6,152,508	8,112,509

Net increase (decrease) in cash	458,809	(2,306,706)

Cash – beginning	292,003	2,598,709

Cash – ending	$750,812	$292,003

See accompanying notes to consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a specialized lending and holding company with operating subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services.

Below is a list of our operating subsidiaries and activity:

●	Legion Lending Group, LLC. Legion Lending Group, through several single purpose entities, is a small business finance company that provides direct financing for small business and real estate developers and entrepreneurs.

●	Legion Development Group, LLC. Legion Development Group, LLC, through several single purpose entities, is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	In January 2018, the Company formed Hilton Blockchain Systems, LLC for the purpose of providing certain educational programs related to digital currency. That business has been discontinued as of December 31, 2019.

●	In February 2018, the Company formed Legion Bellaviva, LLC for the purpose of financing a real estate development project in Central Florida. That business has been discontinued as of December 31, 2019.

●	In March 2018, the Company formed Legion Transportation Group, LLC to operate and manage an automotive dealership. That business has been sold and discontinued as of December 31, 2019.

●	In May 2018, the Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly-owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the year ended December 31, 2019, Legion Capital Corporation and its subsidiaries Legion Lending Group, LLC, Legion Development Group, LLC, Legion Funding, LLC, Legion Management Group, LLC, Legion Marketing, LLC, Legion Select Holdings, LLC, Legion Commercial Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation

For the year ended December 31, 2018, the Company, Legion Capital Corporation and its subsidiaries Hilton Institute of Business, LLC, Legion Funding LLC, Legion Marketing, LLC, Legion Management Group, LLC, Legion Select Holdings, LLC, Legion Title LLC, Pricepoint Automotive, LLC, Pricepoint Finance, LLC, Hilton Blockchain Systems, LLC, Legion Bellaviva I, LLC, Legion Commercial Finance, LLC, and Legion Transportation Group, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

We are a holding company operating in one reportable segment, lending and related services within multiple industries. Every other aspect of our business is part of that core business.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of December 31, 2019, approximately $500,000 of cash was not covered by insurance.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Loans Receivable

In accordance with the guidance of ASC Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by an allowance for loan losses. The allowance for loan losses was and $759,360 and $664,901, as of December 31, 2019 and 2018, respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered on non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and we update our market analysis, appraisals and other valuation information at the end of each accounting period and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on our nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if we deem the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of our loans, we conduct a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

The Company accounts for its intangible assets in accordance with the authoritative guidance issued by the ASC Topic 350 - Goodwill and Other. Intangibles are valued at their fair market value and are amortized taking into account the character of the acquired intangible asset and the expected period of benefit. The Company evaluates intangible assets, at a minimum, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated undiscounted future cash flows.

The cost of internally developing, maintaining and restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are recognized as an expense when incurred.

An intangible asset with a definite useful life is amortized; an intangible asset with an indefinite useful life is not amortized until its useful life is determined to be no longer indefinite. The remaining useful lives of intangible assets not being amortized are evaluated at least annually to determine whether events and circumstances continue to support an indefinite useful life.

There were no indications of impairment based on management’s assessment of these assets at December 31, 2019 and 2018. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of the assets or the strategy for our overall business, and significant negative industry or economic trends. If current economic conditions worsen causing decreased revenues and increased costs, we may have to recognize an impairment charge to our intangible assets.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvement, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of December 31, 2019 and 2018, the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers – Topic 606, and all subsequent ASUs that modified ASC 606. The Company has elected to apply the standard to all prior periods presented utilizing the full retrospective approach. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented.

As a result, no changes were made during the period related to these sources of revenue. The main types of noninterest income within the scope of the standard are as follows: Management, Marketing and Participation Fees charged to our clients or on our projects, as well as income from the sale of automobiles and services on automobiles. Revenue from monthly management, marketing and other services are recognized on a monthly basis over the term of the contract as the Company performs these services and has an unconditional right to the consideration.

The Company also has transaction fees related to specific transactions or activities resulting from a customer request or activity that includes participation fees in certain real estate development projects and are recognized at a defined point in time upon completion of the transaction, meeting contract milestones or at loan maturity, depending on the terms of the contract.

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact our financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 “Accounting for Income Taxes,” which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense has the sum of current income tax plus the change in deferred tax assets and liabilities.

Discontinued Operations

In December 2019, we discontinued our operation of Dorman -Willis Motors, Inc. and we no longer own any automotive dealerships. We made the decision to exit this business and focus in our core lending, real estate and related services business. In 2019, the discontinued operation had sales of $2,531,563, gross profit of $230,399, operating expenses of $397,689, other expense of $47,928, and a net loss of $166,662 attributed to the company. In 2018, the discontinued operation had sales of $2,936,804, gross profit of $469,642, operating expenses of $712,219, other income of $8,439, and a net loss of $234,138.

Reclassifications

We have reclassified certain prior period amounts in the consolidated financial statements to conform to current period presentation.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board has issued the following Accounting Standard Update (“ASU”) 2014-09 Revenue From Contracts with Customers, ASU No. 2016-01, Financial Instruments, ASU 2016-02, Leases, ASU 2016-13, Financial Instruments - Credit Losses, ASU No. 2016-15, Statement of Cash Flows.

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825- 10), Recognition and Measurement of Financial Assets and Financial Liabilities. The provisions of the update require equity investments to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment. The update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. It also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities, and eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet. ASU No. 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The update requires separate presentation of financial assets and financial liabilities by category and form on the balance sheet or the accompanying notes to the financial statements. In addition, the update clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU did not have a material impact on the Company’s financial statements. The Company adopted ASU No. 2016-01 on the January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements. The Company will adopt ASU No. 2016-02 on the December 31, 2020 financial statements and the interim periods during the year ending December 31, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on the December 31, 2021 financial statements and the interim periods during the year ending December 31, 2022.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification on debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations. The Company adopted ASU No. 2016-01 on January 1, 2019

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 3: LIQUIDITY AND GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s operations have been funded, in part, through debt financing. As of December 31, 2019, the Company had approximately $750,000 of unrestricted cash. The Company continues to obtain debt and equity financing as well as grow its portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing commitments and projected income to meet its operating and funding requirements over the next year. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company expects to seek to obtain additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future.

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $18,990,272 are secured, along with annual interest at rates from 8% to 25%, with maturity dates through January 2022. The balance of the allowance for credit losses as of December 31, 2019 and December 31, 2018 was $759,360 and $664,901 respectively. The following table summarizes the maturity dates:

Business loans receivable due on or before December 31, 2020	$14,204,465
Business loans receivable due after December 31, 2020	4,785,807
Gross business loans receivable	18,990,272
Less deferred interest and origination fees	(874,639)
Less allowance for credit losses	(759,360)
$17,356,273

The following table presents (a) impaired loans with specific allowances and the amount of such allowances and (b) loans not impaired as of December 31, 2019:

	Investment Value	Specific Allowance

December 31, 2019
Notes receivable with specific allowances – individually evaluated	$3,100,663	$759,360
Notes receivable without specific allowances – individually evaluated	15,889,609	-
Total	$18,990,272	$759,360

The following table presents our credit quality indicators as of December 31, 2019:

Investment Value
Performing loans	$15,889,609

Non-performing loans	$3,100,663

Total impaired loans	$3,100,663

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	December 31,	December 31,
	2019	2018
Furniture and equipment	$25,380	$25,380
Less accumulated depreciation	(13,451)	(9,800)

Property and equipment, net	$11,929	$15,580

Depreciation expense for the years ended December 31, 2019 and 2018, was $3,650 and $4,880, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6: ASSET HELD FOR SALE

During 2017, the Company repossessed a property on which it had a mortgage receivable. During the year ended December 31, 2018, the property was sold for a loss of $55,360.

In January 2019, the Company acquired a 2 acre parcel of commercial property in the Lake Nona area of Orlando, Florida. The Company, through a subsidiary, Legion Ajay, LLC, owns 51% of that property and has it listed for sale.

NOTE 7: INVESTMENTS

During 2019, the Company took ownership of two commercial properties on which it had outstanding business loans receivable. One property is located in Sanford/Lake Mary, Florida and the second property is located in Sandersville, Georgia. These properties are recorded in the consolidated financial statements at $1,412,320 and $137,679 respectively.

NOTE 8: NOTES PAYABLE

As of December 31, 2019, and 2018, the Company had unsecured Notes payable in the aggregate amount of $2,040,591 and 2,286,984 with interest at 7% to 12%, per annum for a period of 6 and 60 months.

As of December 31, 2019 and 2018, the Company had secured Notes payable in the aggregate amount of $14,615,803 and $6,504,383, respectively, with interest at 7% to 12%, per annum for a period of 6 and 60 months. These loans were secured by the underlying business loans receivable to the Company in the amount of $18,990,272 for December 31, 2019 and $14,683,476 for December 31, 2018. The outstanding secured notes payable are always 100% collateralized by business loans receivable.

The weighted average interest rate for our notes payable, broken down by current and long-term portion is:

Current Portion 2018: 9.1%

Long Term Portion 2018: 8.2%

Current Portion 2019: 8.8%

Long Term Portion 2019: 9.7%

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8: NOTES PAYABLE (CONTINUED)

The aggregate maturity on the notes payable as of December 31, 2019 are as follows:

2020	$7,173,704
2021	3,214,804
2022	3,490,684
2023 and thereafter	2,777,202
Total notes payable	16,656,394
Less current portion	7,173,704
Notes payable, long-term portion	$9,482,690

For the years ended December 31, 2019 and 2018, total interest expense on these notes payable was $1,246,098 and $467,585, respectively.

NOTE 9: SHAREHOLDERS’ EQUITY

During the year ended December 31, 2018, the Company sold 2,387,547 shares of no par value common stock, and received $3,125,451. The common stock sold included shares as part of the Company’s Regulation A+ initial public offering of stock. The Company sold no shares during the year ended December 31, 2019. During the year ended December 31, 2019, the Company repurchased and retired 37,720 shares of its common stock for $76,592.

NOTE 10: STOCK OPTIONS

In November 2017, the Company granted 3 million stock options to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS (CONTINUED)

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant exercise activity on stock options. The Company determines the expected term of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilizes the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk Free Rate:	2.42%	2.83%

A summary of the option activity as of December 31, 2019 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2018	2,503,067	$1.25	9 years
Vested at December 31, 2018	1,503,067	$1.25	9 years
Non-vested at December 31, 2018	1,000,000	$1.25	9 years
Outstanding at December 31, 2019	2,503,067	$1.25	8 years
Non-vested at December 31, 2019	1,000,000	$1.25	8 years
Vested at December 31, 2019	1,503,067	$1.25	8 years

Total stock compensation expense for the year ended December 31, 2019 and 2018 was $-0-.

NOTE 11: INCOME TAXES

The Company did not provide any Federal and State income tax for the years ended December 31, 2019 and 2018, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject a federal tax rate of 21% and a state tax rate of 5.5%.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11: INCOME TAXES (CONTINUED)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2019 and 2018:

	Year ended December 31
	2019	2018
Federal statutory rate	21.0%	21.0%
State statutory rate	4.3%	4.3%
Valuation allowance	(25.3)%	(25.3)%
Effective tax rate	0.0%	(0.0)%

As of December 31, 2019 and 2018, the Company had a deferred tax asset in the amount of $2,118,025 and $1,973,279, respectively. The Company had a valuation allowance of $2,118,025 and $1,973,279 as of December 31, 2019 and 2018, respectively. The valuation allowance increased by $144,746 and $797,759 during the years ended December 31, 2019 and 2018, respectively. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

On December 22, 2017, the “Tax Cuts and Jobs Act” (the “Act”) was enacted. Under the provisions of the Act, the U.S. corporate tax rate decreased from 34% to 21% beginning in 2018. Accordingly, we have re-measured our deferred tax assets as of December 31, 2017. However, this re-measurement had no effect on the Company’s income tax expense as the Company provides a 100% valuation allowance on its deferred tax assets.

	December 31, 2019	December 31, 2018
Deferred taxes consist of:

Net Operating Loss Carryforward	$1,892,085	$1,715,473
Allowance for Doubtful Accounts	192,118	168,220
Cash Basis Tax Adjustments	33,822	89,586
Subtotal	2,118,025	1,973,279
Valuation allowance	(2,118,025)	(1,973,279)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2019, was approximately $7,480,000 and may be offset against future taxable income through 2038. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Effective January 1, 2007, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2019 and 2018, the Company does not have a liability for unrecognized tax benefits.

NOTE 12: LEASES

The Company leases its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $8,734 plus sales tax and parking costs.

In 2018 and 2019, the Company leased commercial property for the Dorman Willis automobile dealership at the rate of $2,500 per month, on a month to month basis. As of December 31, 2019, the Company no longer held any ownership interest in that business.

Rent expense for the above leases was $104,809 and $110,713 for the years ended December 31, 2019 and 2018, respectively.

NOTE 13: RELATED PARTY TRANSACTIONS

The Company leases its office under a month to month lease with a company controlled by the Company CEO, for monthly payments of $8,734 plus sales tax and parking costs.

In 2019, Alpine Funding, LLC, a company owned by James Byrd and Shane Hackett, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan is for 12 months with interest at 12% per annum and monthly payments of interest only; $100,000 of the $150,000 has been repaid and $50,000 remains outstanding at December 31, 2019. Interest paid during the year ended December 31, 2019 was $9,585.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14: ACQUISITIONS

Effective as of January 1, 2018, the Company acquired all of the stock of Dorman - Willis Motors, Inc., an automobile dealership. The Company formed Legion Transportation to own these automotive and other transportation assets. No cash was paid for this acquisition, but the dealership was acquired subject to the business loan owed to Legion of $696,768. The purchase price allocation of Dorman-Willis Motors, Inc. of $696,768 consisted of cash of $42,436, accounts receivable of $399,667, inventory of $1,030,683, prepaid expenses of $16,432, fixed assets of $117,345, accounts payable of $97,256 and floorplan notes payable of $812,539.

In July 2019, the Company sold the stock of Dorman-Willis to Legion Anderson Sales & Service (“Lass”) an entity that the Company owned 50% of. As of December 31, 2019, the Company sold its 50% of Lass to the other owner and no longer held any ownership in that business.

On February 22, 2018, the Company acquired the rights to acquire a 100% interest in a maritime renovation and sales company and simultaneously sold said rights and said interest to a third party, and now holds a $1.7 million secured loan on the assets of that company and the buyer of the company. There was no gain or loss on the above referenced acquisition and simultaneous resale. A write off of this loan in the approximate amount of $792,000 was taken by the Company at December 31, 2018.

NOTE 15: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the years ended December 31:

	2019	2018
Cash paid for interest	$1,246,098	$534,951

Cash paid for income taxes	$-	$-

Supplemental non-cash investing and financing activities for the years ended December 31:

In 2019, the Company received the sale price of $850,000 in the form of a note receivable in connection with the sale of Dorman-Willis Motors, Inc. (discontinued operations).

In 2018, the Company repurchased 496,933 of stock options for the amount of $100,000. As part of this transaction, the Company has accrued $31,500 that has not been paid. This amount has been included under the caption of “Accounts payable and accrued expense” as of December 31, 2018.

NOTE 16: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through May 11, 2020, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the Company has loaned the approximate sum of $706,600 in new or increased business loans (net of principal paybacks) and has borrowed approximately $712,000 as new notes payable (net of principal paybacks) to fund said business loans, potential new loans and for working capital. Interest on said notes payable ranges from 6% to 12% per annum.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken in the Untied States and around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company. If the pandemic continues and conditions worsen, the Company may experience a disruption in operations as well as a decline in revenue activities and the possible impairment of its outstanding loans in the future.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-K is true and correct to the best of its knowledge and belief, and has duly signed this Form 1-K in Orlando, Florida on May 12, 2020.

Legion Capital Corporation

By:	/s/ Douglas S. Hackett
Douglas S. Hackett
Director

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas S. Hackett	Director	May 12, 2020
Douglas S. Hackett

/s/ James Byrd, Jr.	Chairman, CEO, Co-Chief Financial and	May 12, 2020
James Byrd, Jr.	Co-Chief Accounting Officer

/s/ Paul Carrazzone	President, Director and Co-Chief Financial
Paul Carrazzone	and Co-Chief Accounting Officer